Exhibit 99.1

News release
Cenovus Energy to sell interest in WRB Refining to Phillips 66

Calgary, Alberta (September 9, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced it has reached an agreement for the sale, indirectly through wholly-owned subsidiaries, of its 50% interest in WRB Refining LP (WRB) to its joint venture partner Phillips 66. The consideration will consist of US$1.4 billion in cash, or approximately C$1.9 billion, subject to customary closing adjustments.

“This transaction aligns with our strategy of owning and operating the assets that are core to our business. After the sale of WRB, our downstream business will be more focused, comprised of assets we control, which provide physical integration and egress for our leading upstream heavy oil business,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “The proceeds from this transaction will allow us to accelerate shareholder returns over the near term.”

The WRB joint venture includes the Wood River Refinery in Illinois and the Borger Refinery in Texas, which have combined crude throughput capacity of 495,000 barrels per day (bbls/d), or 247,500 bbls/d net to Cenovus. After divesting its interest in WRB, Cenovus’s downstream business will be comprised of the Lloydminster Upgrader, Lloydminster Refinery, Lima Refinery, Toledo Refinery and Superior Refinery. Total crude throughput capacity of the business will be 472,800 bbls/d with approximately 55% heavy oil throughput capacity.

The transaction is expected to close around the end of the third quarter, subject to the satisfaction of customary closing conditions.

Use of proceeds and shareholder returns update

Proceeds from this transaction will be used to reduce the company’s net debt and to accelerate returns to shareholders in the form of increased share repurchases. In the third quarter, up to the end of August, the company purchased approximately 18.8 million of its common shares for $388 million, at an average price of approximately $20.59 per share.

Advisory

Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward‐looking information in this document is identified by words such as “continue”, “expect”, “increasing”, “opportunity”, and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the sale of Cenovus’s interest in WRB; reduction of net debt; a more focused downstream business; physical integration and egress for upstream assets; throughput capacity; and timing of closing of the transaction.

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Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the completion of the transaction on anticipated terms and timing, or at all; the satisfaction of customary closing conditions; general economic, market and business conditions; commodity prices; ability to  increase shareholder returns; and the assumptions inherent in Cenovus’s 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the transaction on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions; inability to increase shareholder returns; volatility of, and other assumptions regarding, commodity prices; product supply and demand and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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